Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

December 20, 2022

The following changes were made in this Amendment:

Changes to Principals

Jose Almeida – Added as Director

Changes to Question 13B

BGC DERIVATIVE MARKETS, L.P. – Added to Execute or Trade section

EURONEXT FX INC. – Added to Execute or Trade section

OCTAURA LL TRADINGCO LLC – Added to Execute or Trade section

OTCX TRADING LIMITED – Added to Execute or Trade section

RTX Financial, LLC – Added to Execute or Trade section

CAPITALAB, BGC BROKERS LP – Removed from Execute or Trade section

CAPITOLIS INC – Removed from Execute or Trade section

COBALT DL – Removed from Execute or Trade section

EQUILEND HOLDINGS LLC – Removed from Execute or Trade section

PARFX (UK) LIMITED – Removed from Execute or Trade section

QUANTILE TECHNOLOGIES LIMITED – Removed from Execute or Trade section

TMC BONDS L.L.C. – Removed from Execute or Trade section

TRIOPTIMA AB – Removed from Execute or Trade section

BNP Paribas S.A. Niederlassung Deutschland – Added to Custody, Clear, or Settle section

BNP PARIBAS SA – Added to Custody, Clear, or Settle section

BNP Paribas S.A., Succursale Italia – Added to Custody, Clear, or Settle section

BNP PARIBAS Australia Branch – Added to Custody, Clear, or Settle section

BNP PARIBAS SA SUCURSAL EN ESPANA – Added to Custody, Clear, or Settle section

BNP PARIBAS, Paris, Zurich Branch – Added to Custody, Clear, or Settle section

KBC Bank Bulgaria EAD – Added to Custody, Clear, or Settle section

Nordea Danmark, Filial af Nordea Bank Abp, Finland – Removed from Custody, Clear, or Settle section

Nordea Bank Abp – Removed from Custody, Clear, or Settle section

Nordea Bank Abp, filial I Norge – Removed from Custody, Clear, or Settle section

Nordea Bank Abp, filial I Sverige – Removed from Custody, Clear, or Settle section